
Schneider
Electric

April 5th, 2006

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


06012367

RE: Schneider Electric S.A.
Submission Pursuant to Rule 12g3-2(b)
File No. 82-3706

Dear Sir or Madam:

On behalf of Schneider Electric S.A. (the "Company"), we hereby submit, pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), a brief description of the documentation which the Company has made public pursuant to French law, filed with a stock exchange (and which was made public by that stock exchange) or distributed to its securities holders:

Press release:
- Schneider Electric accelerates its penetration of Ultra Terminal market in Europe with the acquisition of Merten in Germany (Annex 1)

Information published in the BALO:
- Notice of meeting, BALO n° 29 published on 8 March 2006 (no English translation available)

Miscellaneous:
- Presentation on Ultra Terminal, 28 March 2006 (Annex 2)
- Annual Report 2005 equivalent to the "*document de référence*" (no English translation available as of today)
- Letter to shareholders (issue # 26) (Annex 3).

Pursuant to Rule 12g3-2(b)(4), these materials are not deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), submission of these materials does not constitute an admission for any purpose that the Company is subject to the Exchange Act.



Please do not hesitate to contact the undersigned (collect) at 33.1.41.29.88.33 if you have any questions in respect of this matter. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope.

Very truly yours,

Secretary of the Board
Mr Philippe BOUGON




RECEIVED

Press Release

Schneider Electric accelerates its penetration of Ultra Terminal market in Europe with the acquisition of Merten in Germany

Rueil Malmaison, France – March 28, 2006 – Schneider Electric has signed an agreement to acquire Merten GmbH & Co Kg, a German firm that offers low voltage intelligent solutions for the Residential and Buildings markets.

Merten designs, manufactures and markets a comprehensive range of wiring devices for medium and high end segments (flush, mounted, weather proof switches ...). It also offers control products and systems for lighting, closing, HVAC and security applications. In 2005, Merten generated revenue of nearly €100 million, of which 30% outside of Germany.

With this acquisition, Schneider Electric will get significant access to low voltage installation and control systems market in Germany, which is the largest in Europe. Merten products will enable Schneider Electric to complete its ultra terminal offer with a comprehensive and complementary range of wiring devices and home control solutions. In 2005, Schneider Electric generated revenue of €1,2 billion in Ultra Terminal.

Christian Wiest, Executive Vice-President of Schneider Electric's Europe Operating Division, commented : " *The acquisition of Merten will allow us to propose our customers additional solutions of energy savings in the Residential and Commercial Buildings markets. This project will help Schneider Electric to accelerate its development in the fast growing home control market thanks to Merten outstanding range of products.* "

Udo Neumann, CEO of Merten, added : " *We will essentially benefit from Schneider Electric's global reach to strengthen the market position of Merten products and systems on an European basis and accelerate the launch of intelligent new products*".

Subject to the authorisation of the German and Austrian antitrust authorities, the transaction should be finalised in the second quarter of 2006. Schneider Electric expects that this acquisition will meet its Return on Capital Employed criteria within 3 years from completion.


Merlin Gerin
Square D
Telemecanique

Investor Relations:
Schneider Electric
Alexandre Brunet

Phone: +33 (0)1 41 29 70 71
Fax: +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Media Contact:
Schneider Electric
Véronique Moine
Phone: +33 (0)1 41 29 70 76
DGM
Michel Calzaroni
Olivier Labesse
Phone: +33 (0)1 40 70 11 89

Contact
Merten GmbH & Co KG
Udo Neumann
Phone :+49 (0)2261 702 01


Schneider
Electric

Press release *(p. 2)*

About Merten

Founded in 1906, with 600 employees in 4 factories, 7 sales agencies in Germany and 9 sales subsidiaries in Europe and Asia, Merten offers solutions for intelligent buildings, from switches and security programs to building system technology. Merten has a world wide presence, and delivers high-utility solutions in private houses, public buildings, hotels and office buildings. www.merten.com

Merten:
Solutions for intelligent buildings

About Schneider Electric

Schneider Electric is the world's power and control specialist. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric anticipates and satisfies its customers' requirements in the residential, building, industry and energy and infrastructure markets. With 89,000 employees and operations in 130 countries, Schneider Electric generated sales of €11.7 billion in 2005 through 13,000 distributor outlets. www.schneiderelectric.com.

Schneider Electric:
Giving the best of the New Electric World
To everyone, everywhere, at any time


Merlin Gerin
Square D
Telemecanique

Investor Relations:
Schneider Electric
Alexandre Brunet

Phone: +33 (0)1 41 29 70 71
Fax: +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Media Contact:
Schneider Electric
Véronique Moine
Phone: +33 (0)1 41 29 70 76
DGM
Michel Calzaroni
Olivier Labesse
Phone: +33 (0)1 40 70 11 89

Contact
Merten GmbH & Co KG
Udo Neumann
Phone :+49 (0)2261 702 01

Annex 2

Ultra Terminal

March 28, 2006

Merlin Gerin
Square D
Telemecanique

Schneider Electric
Building a New Electric World

Introduction



➔ **Schneider Electric recently announced 4 main acquisitions in Ultra Terminal ...**

- 100% of Clipsal Asia
- AEM S.A. in Spain
- OVA Bargellini in Italy
- Merten in Germany

2005
€ 1.2 billion in sales

↓

2006E
€ 1.5 billion in sales

➔ **... enabling to enhance its current position and consolidate its strategy on this market**


Schneider
Electric

Overview of offer in Ultra Terminal



Wiring Devices

Installation System & Material





Voice Data Image





UT Control


Schneider
Electric

Offer for Hospital and Offices





Lighting Control

Hospital technical
trunking





Voice
Data Image





Emergency lighting

Installation
system

Wiring devices



Unica Top
wiring devices

Nurse call





Offer for Housing, Hotels and Small Commercial




Premium wiring devices



User Interface






Stand alone Control



Presence detector

VDI



Lighting control timer



Schneider
Electric

Growth strategy in Ultra Terminal



→ **Play synergies between Low Voltage and Ultra Terminal**
- Enlarge the distribution network
- Get access to new specifiers: architects, end-users, homebuilders

→ **2 strategic growth plays**
- Enhance penetration in new territories through our strong position in Low Voltage
- Accelerate sales growth in countries with undisputed leadership through our offer expansion (VDI, Home Control,...)

→ **Enrich Ultra Terminal ranges with new offers and more functions**

→ **Lead innovation in home control (technology synergies with building automation)**

Penetrate new territories by leveraging existing positions



Eastern Europe

- ➔ Russia: strong organic growth in the last 3 years
- ➔ Historical position in Poland and Hungary
- ➔ Starting business in all countries leveraging our presence

Asia

- ➔ Strong position in Asia (Clipsal)
- ➔ Fast development in China and India

Rest of the world

- ➔ South America & Mexico: good platform for growth in the last 3 years
- ➔ Leading position in South Africa
- ➔ Middle East: from scratch to No 2 player in 5 years


Schneider
Electric

Grow in leadership countries by offer expansion



Nordic Countries

- ➔ Full solution provider including Home Control, VDI, ...
- ➔ 1 out of 5 new homes equipped in Denmark with our intelligent systems

Australia & New Zealand

- ➔ Large catalog and intensive commercial presence
- ➔ Innovative communication and personalized advice focused on home comfort, aesthetics and technology

South East Asia

- ➔ Strong development of home control offers (Ulti, C-Bus)


Schneider
Electric

A strong growth in sales within 7 years ...



CAGR 99-06: +13%

Feller
Eunea
Sarel

Lexel
Plasnavi
Primelectrica

Infra+

PDL
Prodax

Clipsal Australia

Clipsal Asia (100%)
AEM S.A.
OVA
Merten

1998 | 1999 | 2000 | 2001 | 2002 | 2003 | 2004 | 2005 | 2006 E

Clipsal at a glance



➔ **Key figures**
- €120 M of sales in 2005
- Market leader in 7 territories (Middle East, Singapore, Malaysia, Vietnam…)

➔ **Production and distribution**
- Presence in 31 countries (Asia and Middle East)
- 2 global factories in China and Malaysia for wiring devices
- 2 global R&D centres (electromechanical and electronic) in China

➔ **4 main product lines**
- Wiring devices
- Industrial products
- Data.Com
- Integrated systems








Schneider
Electric

Clipsal - acquisition rationale



- **Consolidate positions in Asia Pacific**
- **Take management control to improve profitability**
- **Extract significant commercial synergies**
  - Boost sales by leveraging on Schneider Electric world wide distribution channels
  - Boost sales by leveraging on Clipsal distribution channels
- **Benefit from significant cost synergies**
  - Manufacturing
  - Purchasing
  - Logistics
  - R&D
  - Back office


Schneider
Electric

AEM S.A. at a glance



➔ Key figures



- €20 M of sales in 2005 (85% domestic)
- Specialist in installation systems
- CAGR 2003 - 2005: 13%
- EBIT margin: 17% of sales
- Employees: 100



➔ Main operations





- Production sites and sales offices in Spain
- Representation agreements for Spain and export



➔ 4 main product lines

- Trunkings and accessories
- Cable and mesh trays
- Multifunction & floor boxes
- Installation materials




Schneider
Electric

AEM S.A. - acquisition rationale



- → **Offer a complete solution to distributors, installers and contractors, linking switchboards to wiring devices**
- → **Accelerate European sales growth in installation systems for the residential and commercial markets**
  - Widen the Spanish & European offer with outstanding AEM S.A. catalogue
  - Leverage Schneider Electric pan European distribution channels
- → **Benefit from cost synergies (front office, purchasing, etc)**
- → **Capitalize on AEM S.A. capabilities in new product development**

OVA Bargellini at a glance



➔ Key figures

- €60 M of sales in 2005 (80% domestic)
- Co-leader of emergency lighting market in Italy
- CAGR 2002 - 2005: 4%
- EBIT margin: 13 % of sales
- Employees: 270

➔ Main operations

- Production site in Italy
- Distribution in Italy through commercial agents
- 2 subsidiaries outside Italy:
  - France: Béhar Securité - specialist of high-end emergency lighting
  - Belgium: OVA Bargellini International - primarily distribution
- For other countries, sales through distributors and importers


Schneider
Electric



OVA Bargellini offer

➔ 3 main product lines

- Emergency lighting



- Emergency power





- Electrical components








Schneider
Electric

OVA Bargellini - acquisition rationale



- **Reinforce positions on the Building market by offering emergency lighting solutions**
- **Extract significant commercial synergies**
  - Leverage OVA outstanding offer
  - Become a co-leader in Europe
- **Capitalize on OVA technological expertise in emergency lighting**
- **Benefit from cost synergies (purchasing, lean manufacturing, R&D, front office, etc)**


Schneider
Electric

Merten at a glance



→ Key figures

- €95 M of sales in 2005 (70% domestic)
- No 4 player in Germany
- EBIT margin: ~5% of sales
- Employees: 1,000

→ Main operations

- Industrial sites in Germany and Indonesia
- Sales subsidiaries in Austria, Czech Republic, Russia, Ukraine, Poland, Norway, Sweden, China, Singapore
- R&D centres in Germany and Czech Republic

→ Presence in Wiring Devices and UT Control


Schneider
Electric

Merten offer



➔ Broad Wiring Devices offer in functions and designs













Architectural design



Mechanism

➔ Outstanding UT Control offer dedicated to specific applications and including communication capabilities

HVAC Control	 Thermostat and Fan Coil
Lighting Control	Lighting actuators    Outdoor presence detector
Closing Control	Shutter push button & Relay
Security & Safety	 Smoke detection

Merten - acquisition rationale



- → **Capitalize on an outstanding Ultra Terminal control offer**
- → **Enhance R&D capabilities in Ultra Terminal Control products**
- → **Extract significant commercial synergies**
  - Widen European offer with outstanding Merten catalogue
  - Accelerate UT market penetration in Europe
- → **Become n°2 in wiring devices and UT control in Germany**
  - Biggest wiring devices market in Europe and trend setter
- → **Benefit from cost synergies (purchasing, international sales offices, etc)**


Schneider
Electric

Our position in UT after the recent deals



- → Outstanding home control range enriched by Merten and Clipsal offers
- → Enlarged catalogue with leading offers in emergency lighting from OVA Bargellini and installation systems from AEM S.A.
- → Strong position in the biggest market in Europe (Germany)
- → No 2 position in wiring devices and control in Europe
- → Leading position in Asia Pacific through Clipsal


Schneider
Electric

World wide positions & recognized brands



SQUARE D
Mexico

prime
Brasil

Plasnavi
Argentina

eunea
Alombard
Spain, France

METESAN
Turkey

Feller
Switzerland

PRODAX
Hungary

CLIPSAL
South Africa

Lauritz Knudsen
Denmark

Merlin Gerin
CLIPSAL
Middle East

CLIPSAL
PDL
Asia
Australia
New Zealand


Schneider
Electric

Free room for consolidation strategy



- → A fragmented market: top 5 players only represent 23% of total
- → On track for consolidation through acquisitions in every countries
- → Only 2 players have international positions
- → Only Schneider Electric has world wide positions


UT Market of ~€30 bn
Leviton 3%
Matsushita 3%
Hubbell 4%
Schneider Electric 5%
Legrand 8%
Others 77%

Building a New Electric World



No. 26
FEBRUARY 2006

Letter to Shareholders



2005 Financial Results



Henri Lachmann

Chairman and Chief Executive Officer

Dear Shareholder,

2005 was a remarkable year for your Company. The strong rise in sales, for the second year in a row, reflects the gradual shift in Schneider Electric's growth profile thanks to the contribution from emerging markets and new activities. This performance, combined with the initial results of our new2 efficiency plans, has lifted our earnings by nearly 60% over two years and put us at the top of the pack in our industry.

We intend to actively pursue a strategic path that will increase our potential for profitable growth, reduce the cyclical nature of our business and allow us to take advantage of value-creating acquisition opportunities.

- Emerging markets accounted for 30% of total sales and generated nearly 50% of our organic growth in 2005. We will continue to invest heavily in these high-potential markets to maximize our coverage and enhance our leadership positions.
- Our expansion in new, high-growth activities is allowing us to meet new customer needs. In particular, we have a unique portfolio of energy management solutions that can help customers optimize their energy strategy and costs. We also offer automation functionalities in all our markets to enhance installation performance, efficiency and ease-of-use.
- Lastly, we're stepping up our R&D efforts in France, the US and Asia with a budget equal to 5% of sales in 2006.

At the same time, we're accelerating deployment of our operating efficiency plans. Measures to rebalance our production costs and optimize the supply chain will drive a significant improvement in industrial profitability. We're also taking specific steps to promote employee training and development.

To prepare my succession, you will be asked to approve a new corporate governance system consisting of a Supervisory Board and a Management Board at the next Annual Shareholders' Meeting. To ensure a smooth succession and continuation of our development strategy, the Board of Directors will propose that I chair the Supervisory Board and that Jean-Pascal Tricoire be appointed chairman of the Management Board. Jean-Pascal has pursued a remarkable career here at Schneider Electric over nearly 20 years, in China, the United States and France.

You will also be asked to approve a 25% increase in the dividend to €2.25 per share, to be paid in cash on May 9, 2006.

I am particularly confident in Schneider Electric's ability to generate lasting, profitable growth given the deep commitment of our entire workforce and the high quality of our new leadership team.




Merlin Gerin
Square D
Telemecanique


Schneider
Electric

Building a New Electric World

Financial results for the year ended December 31, 2005

An excellent performances

The *International*

2005 SALES

up + 13 %
to €11,679 million

Breakdown by business


Electrical Distribution 62%
Automation & Control 25%
Growth Platforms 13%

Breakdown by Operating Division

Europe 48%
North America 26%
Asia-Pacific 18%
Rest of the World 8%

OPERATING INCOME

up 22% to €1,565 million

EARNINGS PER SHARE

up 22% to €4,56 million

PROPOSED DIVIDEND*

up 25% to €2,25 million

RETURN ON CAPITAL EMPLOYED (ROCE)

up 0,8 point to 10,5%

Subject to shareholder approval at the Annual Meeting. To be paid in cash on May 9, 2006.



From the Atlantic to the Mediterranean, the International & Iberian Operating Division's teams cover four continents, combining a commitment to cohesion with respect for local practices.

Executive Vice-President
Julio Rodriguez
explains how this subtle balance works.

Why were these different regions combined into a single division?

The division was created in 2003 when the Company deployed its new organization. It covers four continents, with operations in the Iberian Peninsula, South America, the Middle East and Africa. The decision to link the Iberian Peninsula, which geographically is European, to the other regions was made for a number of reasons. Obviously, language and culture played a role, but the main driver was the volume of business among the regions. Spanish enterprises are responsible for most of the major investments in South America and flows between Spain and North Africa are constantly growing. It's also helpful for the other countries to have an economically strong and active locomotive like Spain in the division.

With 8,000 employees, the division generated sales of €1,685 million in 2005. Our growth and profitability performance has been among the best in the Company since 2003.

Is the mixture of unity and diversity a strength for your division?

The division's coverage of four continents makes it both complex and exciting to lead.

Its **diversity** is reflected in the different perspectives and backgrounds of our management team. The wealth of viewpoints and working methods is an important strength that allows us to share best practices and resources.

We foster **unity** through our shared and joint commitment to achieving our targets. The challenge is to focus our teams on common issues by setting up industry-specific communities for which we establish dedicated action plans. Each country can contribute to these plans in its own way. For the oil & gas industry, for example, we've defined particular specifications for safety and communication PLCs. In the ultra terminal sector, we're developing comprehensive lineup plans that take all local constraints into account.

That said, these regions have very different characteristics, don't they?

To be sure, each country has its own rules and expectations. The diversity of our managerial base helps us understand these differences and be even closer to our customers.

In certain countries of the Middle East and South America, we have to deal with major, unpredictable swings in economic conditions. We have to be able to adapt quickly while maintaining a certain unity among our regions. We may have to apply a policy to control prices in countries with currencies linked to the dollar, for example, but concentrate on security in countries experiencing political unrest or instability.

& *Iberian* Operating Division

continents More than 100 countries 21 manufacturing facilities 24 distribution centers



Iberian Peninsula
2,900 employees
8
1
Middle East
1,500 employees
5
6
Africa
1,700 employees
6
6
South America
1,900 employees
7
8

Manufacturing facilities

Distribution centers

What initiatives are you taking to promote growth?

We need to accelerate our geographic expansion to be closer to customers and take advantage of the considerable growth opportunities in the **oil & gas** and **mining** industries and in infrastructure. The infrastructure market is developing considerably in most of our countries and is among our priorities when it comes to defining tailored lineups. We're also paying close attention to **ultra terminal** distribution and **services** and we're continuing to explore new investment paths.

Could you give some examples?

In the Middle East, growing global demand for oil and gas is generating greater revenues and much of this money is being reinvested in local infrastructure like schools and hospitals. We're deploying all the necessary resources to respond effectively to these new markets.

As for South America, with its vast underground deposits, we've organized and expanded our product and service portfolio to meet the mining industry's specific needs. In Brazil, for example, we've set up a dedicated organization to manage our major mining accounts. Similarly, we've set up a regional skills center for the oil & gas industry in Argentina.

To conclude, I'd say that the International & Iberian Operating Division's diversity in terms of economic situations, resources and cultures makes for successful experience sharing. Thanks to our highly professional teams and top-quality organization and products, we are in a position to take advantage of all growth opportunities that may arise in these high-potential regions.

Colombia and *Dubai*

Two success stories



Continuous access control at the Pribbenow coal mine

Schneider Electric Colombia supplied products and installations from TAC and Andover Control to control access at the Pribbenow coal mine (the biggest opencast mine in the world) and its shipment port in Colombia's northwestern Cesar region. The solution includes in a single platform the CCTV and access control systems, which are interconnected through the mine's wireless communication network and linked to the shipment port on the Pacific Ocean.

This project puts the mine at the cutting edge of technology in security systems thanks to remote management of the ten most critical access control points.

◀ Extension of Dubai's showcase airport in the United Arab Emirates

In 2005, Schneider Electric participated in the extension of the Dubai airport. We supplied all of the low voltage equipment, including switchboards, circuit breakers and other products, for the duty free shops, the aircraft hanger-which will ultimately house the Emirates' 32 Airbus 320s-and the private facilities for the royal family and VIPs.

Schneider Electric Share/CAC 40 Index

Over one year
Feb. 10, 2005 - Feb. 10, 2006


Schneider Electric share price
CAC 40 index
90
80
70
60
50
6200
5475
4750
4025
3300
Feb. 05
May 05
Aug. 05
Nov. 05
Feb. 06
Schneider Electric share
CAC 40 index/Schneider Electric share


Share data-Feb. 2006

- Shares outstanding: 226,619,227
- ISIN code: FR0000121972
- Stock market site codes: SU or SCHN
- Traded on the Euronext Paris First Market
- Par value: €8.00
- Market capitalization: €19.2 billion

Investor calendar

April 20, 2006
First-quarter 2006 sales

May 3, 2006 at 3:00 p.m.
Palais des Congrès de Paris
Annual Shareholders' Meeting

May 9, 2006
Dividend payment in cash

July 28, 2006
2006 interim results and
second-quarter 2006 sales

October 24, 2006
Third-quarter 2006 sales

Shareholder base at December 31, 2005


Treasury stock - Intragroup cross shareholdings
3.6 %
Employees
3.3 %
Caisse des Dépôts et Consignations
4.4 %
Rest of the World
1.5 %
North America
19.7 %
Rest of Europe
41.7 %
France
25.8 %

For further information, shareholders in France may call the following toll-free number:

N° Vert 0 800 20 55 14

www.schneider-electric.com

Schneider Electric

SCHNEIDER ELECTRIC SA
43-45 boulevard Franklin Roosevelt
92500 Rueil Malmaison

Incorporated in France with limited liability and issued capital of €1,812,953,816
Registered in Nanterre B 542 048 574

Design and production: P. Brunet. Schneider Electric - Puzzle - Photo credits: Schneider Electric photo library, X. English text: ICC.